WM G UHL AGENCY INC.
ATTN:	Rachel Irwin
7755 PARAGON ROAD
DAYTON, OH 45459

INSURED:		JOHNSON MUTUAL FUNDS TRUST
PRODUCT:		DFIBond
POLICY NO:		81470579
TRANSACTION:		ENDT

			FEDERAL INSURANCE COMPANY

			Endorsement No.	6

			Bond Number:	81470579

NAME OF ASSURED: JOHNSON MUTUAL FUNDS TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT

1	.	Employee	$1,250,000		$0
2	.	On Premises	$1,250,000		$25,000
3	.	In Transit	$1,250,000		$25,000
4	.	Forgery or Alteration	$1,250,000		$25,000
5	.	Extended Forgery	$1,250,000		$25,000
6	.	Counterfeit Money	$1,250,000		$25,000
7	.	Threats to Person	$1,250,000		$25,000
8	.	Computer System	$1,250,000		$25,000
9	.	Voice Initiated Funds Transfer Instruction	$1,250,000		$25,000
10	.	Uncollectible Items of Deposit	$1,250,000		$25,000
11	.	Audit Expense	$100,000		$25,000

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 10, 2017